Exhibit 1

Perion Acquires MakeMeReach,
Adding Social Media to Its Mobile Marketing Platform

MakeMeReach will be integrated into Perion's GrowMobile platform

Tel Aviv and San Francisco– February 11, 2015 – Perion Network Ltd. (NASDAQ: PERI) announced today that it acquired MakeMeReach, a profitable and rapidly growing  Paris-based company and one of Europe's leading social media advertising platforms. MakeMeReach's AdsOptim technology enables mobile app developers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns.  MakeMeReach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

MakeMeReach expands Perion's GrowMobile offering to include the fast-growing social media space, solidifying its position as the industry’s most complete and comprehensive automated mobile marketing platform.

“Acquiring MakeMeReach extends our position as one of the leading providers of mobile marketing technology," said Shai Gottesdiener, General Manager of Perion's mobile marketing division. "MakeMeReach's success in making it easy to advertise on social media is well aligned with Perion's goal of providing developers with the most effective mobile advertising tools."

MakeMeReach's award-winning platform, AdsOptim, similar to GrowMobile, is available as both a self-serve and fully-managed platform, providing developers the flexibility to either create and optimize their ad campaigns on their own, or work with the MakeMeReach team to manage their campaigns. The platform’s purpose is to simplify mobile social media advertising, as well as boost campaign performance.  Product features such as ad rotation, campaign duplication, targeting templates, automated rules-generating and campaign generation, provide developers the tools necessary to streamline and effectively manage their advertising process.

In addition to adding social media functionalities to the GrowMobile platform, the acquisition of MakeMeReach will create a new, successful European office for Perion's GrowMobile, which will lead its European sales and operations. GrowMobile's San Francisco office will continue to handle U.S. sales and operations.

Founded in 2009 by CEO Pierre-François Chiron, MakeMeReach focuses on managing social advertising campaigns for global leading brands such as Match.com, L'Occitane en Provence, Armani and GroupM.

"We are very excited to become a part of the Perion team and look forward to leveraging the vast resources of Perion as we continue to work towards making AdsOptim, as part of GrowMobile, the world's best social media advertising tool," said Mr. Chiron. "Additionally, we believe that the European market offers significant opportunities for Perion and are excited to expand the company’s footprint across the continent while strengthening GrowMobile's social offering in the US market."

Mr. Chiron, who will continue to lead the MakeMeReach team, expected to substantially continue as part of Perion, is a seasoned entrepreneur and executive, and a former product manager at Intercim (a company acquired by Dassault Systems).

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork and GrowMobile at @growmobile.

About MakeMeReach

Building on expertise gained through its Facebook presence since 2009, MakeMeReach offers a platform for advertisers and agencies to create, manage and optimize marketing campaigns on Facebook and Twitter. The platform emphasizes user friendliness and a high-quality user experience, and is based on easy-to-use, highly targeted campaign analysis, with optimizing ROI at the heart of its reports, thereby increasing the performance of advertisers’ campaign management while saving them time.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the transaction; risks entailed in integration, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2013, and the report on Form 6-K filed with the SEC on September 23, 2014. Perion does not assume any obligation to update these forward-looking statements.

Media Contact Information
Matthew Krieger
GKPR for Perion
+972-54-467-6950
matthew@gkpr.com

IR Contact Information:
Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

or

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.